UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
SONUS NETWORKS, INC.

(Name of Issuer)
Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)
835916107

(CUSIP Number)
Darrin Payne
P.O. Box 71082
Dubai, United Arab Emirates
+971-4317-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	835916107	Page	2	of	9 Pages

1	Name of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)

2	Check The Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	British Virgin Islands

	7	Sole Voting Power

NUMBER OF		67,295,079

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		67,295,079

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	67,295,079

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	24.8%*

14	Type of Reporting Person (See Instructions)

	OO
* The calculation of the foregoing percentage is based on 271,138,012 Common Shares outstanding as of May 2, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008.

CUSIP No.	835916107	Page	3	of	9 Pages

1	Name of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)

2	Check The Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	British Virgin Islands

	7	Sole Voting Power

NUMBER OF		67,295,079

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		67,295,079

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	67,295,079

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	24.8%*

14	Type of Reporting Person (See Instructions)

	OO
* The calculation of the foregoing percentage is based on 271,138,012 Common Shares outstanding as of May 2, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008.

CUSIP No.	835916107	Page	4	of	9 Pages

1	Name of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)

2	Check The Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	British Virgin Islands

	7	Sole Voting Power

NUMBER OF		67,295,079

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		67,295,079

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	67,295,079

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	24.8%*

14	Type of Reporting Person (See Instructions)

	OO
* The calculation of the foregoing percentage is based on 271,138,012 Common Shares outstanding as of May 2, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008.

CUSIP No.	835916107	Page	5	of	9 Pages

1	Name of Reporting Persons Legatum Global Investment Limited I.R.S. Identification Nos. of above persons (entities only)

2	Check The Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	British Virgin Islands

	7	Sole Voting Power

NUMBER OF		67,295,079

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		67,295,079

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	67,295,079

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	24.8%*

14	Type of Reporting Person (See Instructions)

	OO
* The calculation of the foregoing percentage is based on 271,138,012 Common Shares outstanding as of May 2, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008.

CUSIP No.	835916107	Page	6	of	9 Pages

1	Name of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.

	I.R.S. Identification Nos. of above persons (entities only)

2	Check The Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	The Cayman Islands

	7	Sole Voting Power

NUMBER OF		67,295,079

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		67,295,079

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	67,295,079

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	24.8%*

14	Type of Reporting Person (See Instructions)

	OO
* The calculation of the foregoing percentage is based on 271,138,012 Common Shares outstanding as of May 2, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008.

EXPLANATORY NOTE
     This Amendment No. 5 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007 and Amendment No. 4 filed with the Commission on April 21, 2008, by Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction
     The disclosure in Item 4 of the Schedule 13D is hereby amended by adding the paragraphs below as new paragraphs following the last paragraph of the current disclosure, as follows:
     At meetings in May and June 2008, the Reporting Persons met with the Issuer’s management and representatives of the board of directors to discuss certain concerns they have regarding the Issuer and to discuss certain potential courses of action. At those meetings and in a subsequent telephone conversation, the Reporting Persons suggested that the Issuer implement certain corporate governance reforms, including (i) the separation of the Chairman of the Board and the Chief Executive Officer positions, (ii) the elimination of the Issuer’s classified board structure, (iii) allowing the Issuer’s directors to be removed from the board of directors for reasons other than cause, (iv) permitting the holders of a majority of the Issuer’s outstanding common stock to call a special meeting of the Issuer’s stockholders and (v) the elimination of the supermajority voting requirements with respect to the removal of the Issuer’s directors and the approval of certain amendments to the Issuer’s certificate of incorporation and bylaws. The Reporting Persons also suggested that the Issuer (i) expand the size of the board of directors to add independent directors and grant the Reporting Persons the right to appoint two members to the board of directors, (ii) pursue a potential strategic acquisition that the Reporting Persons believe would be accretive to earnings and (iii) execute a buyback of a portion of the Issuer’s common stock.
     The Reporting Persons continue to remain interested in working collaboratively with the Issuer’s management and board of directors to implement the Reporting Persons’ suggestions. In the event that an acceptable resolution cannot be achieved, the Reporting Persons may in the future consider a variety of alternatives for achieving their goal of enhancing stockholder value, including contacting the Issuer, stockholders of the Issuer and/or other persons for purposes of discussing the Issuer, submitting or supporting one or more proposals for stockholder action at a special or annual meeting of the Issuer’s stockholders or pursuing negotiated transactions, tender offers, proxy contests or other similar actions. The Reporting Persons will also continue to evaluate the business, financial condition, management, and prospects of the Issuer, as well as conditions in the economy and the Issuer’s industry in general, and may consider the following additional future courses of action: (i) continuing to hold their shares of the Issuer’s common stock for investment; (ii) disposing of all or a portion of such shares of common stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of common stock in the open market or in privately-negotiated transactions. However, the Reporting Persons have not made any decision whether to take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.
     Attached hereto as Exhibits 1, 2 and 3 are copies of letters sent by the Reporting Persons to the Issuer’s senior management and members of the Board of Directors.

     The Reporting Persons have announced their intention to withhold their vote for all of the Issuer’s nominees for election to the Issuer’s Board of Directors at the Issuer’s upcoming annual meeting of shareholders. The Reporting Persons are discussing their plans to withhold their votes for the director nominees with a limited number of other shareholders of the Issuer, consistent with applicable securities laws and regulations. A copy of the press release announcing their intention to withhold their vote and the reasons therefore is attached hereto as Exhibit 4.
     On June 13, 2008, the Reporting Persons made a filing with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, as amended, fulfilling an obligation to file which arose in May 2007.
     In addition, the Reporting Persons intend to make a voluntary filing to the Committee on Foreign Investment in the United States under Section 721 of the Defense Production Act of 1950, as amended, 50 App. U.S.C. § 2170, as amended, in conjunction with their ownership in and discussions with the Issuer.
Item 7. Material to be Filed as Exhibits
     The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibits.

Exhibit 1 –	Letter from the Reporting Persons to the Issuer, dated June 8, 2008
Exhibit 2 –	Letter from the Reporting Persons to the Issuer, dated June 11, 2008
Exhibit 3 –	Letter from the Reporting Persons to the Issuer, dated June 18, 2008
Exhibit 4 –	Press Release of the Reporting Persons, dated June 18, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of June 18, 2008

GALAHAD SECURITIES LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM CAPITAL LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM GLOBAL HOLDINGS LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM GLOBAL INVESTMENT LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996
By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director